

November 27, 2012

Via E-mail
Steven R. Fox
President and Chief Executive Officer
Stalar 5, Inc.
317 Madison Ave., Suite 1520
New York, NY 10017

> **Re: Stalar 5, Inc.**
> **Form 10**
> **Filed November 1, 2012**
> **File No. 000-54844**

Dear Mr. Fox:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.   Upon the expiration of this 60-day period, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act. Note, however, that we will continue to review your filing until all our comments have been satisfactorily addressed.

Item 1. Business, page 4

2.   Revise this section to discuss, in greater detail, the implications of being a "shell company" and a "blank check company" which is subject to Rule 419 of the Securities Act of 1933, including restrictions on your ability to raise capital and registration requirements in the event that you complete an acquisition while a shell company. Make similar changes to your disclosure in the risk factors section.

Form of Acquisition, page 5

3.   In the second paragraph clarify, if true, that what you mean by "prior stockholders" are stockholders of the registrant.

Item 1A. Risk Factors, page 10

4.   Please avoid making statements such as "we cannot assure you" that an event might or might not happen. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide any assurance. For example, see the last risk factor on page 11.

Item 2. Financial Information

Management's Discussion and Analysis or Plan Of Operation, page 16

5.   In light of your competitive disadvantages disclosed in the first risk factor on page 12, please revise this section to discuss your strategy for successfully identifying and completing business combinations when you will be competing against entities that possess greater financial, technical and managerial capabilities.

Item 5. Directors and Executive Officers, page 20

6.   Please amend your filing to indicate what specific experience, qualifications, attributes or skills were considered in concluding that each director or person nominated or chosen to become a director should serve as a director. Refer to Item 401(e) of Regulation S-K.

Prior and Current Blank Check Company Experience, page 20

7.   Please revise the table to disclose whether each registrant is current and was timely in its Exchange Act reporting obligations.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 23

8.   Identify any promoter of the Company, and disclose the Company's transactions with any promoter. Refer to Item 404(c) of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 25

9.   With respect to the sales made in reliance upon Regulation D, please tell us whether you filed a Form D with the Commission no later than 15 calendar days after the first date of

sale as required by Rule 503 of Regulation D. If not, please provide us with your legal analysis as to why you believe that such filings were not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
        Elizabeth L. Metayer